UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 24)*


                             TRIARC COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
            CLASS B COMMON STOCK, SERIES 1, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                        CLASS A COMMON STOCK: 895927 10 1
                        CLASS B COMMON STOCK: 895927 30 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  PETER W. MAY
                                 280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                             TEL. NO.: (212)451-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------- ------------------------------------------------------------------------------ --------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NELSON PELTZ
--------- ------------------------------------------------------------------------------ --------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (a) [_]
                                                                                         (b) [_]
--------- ------------------------------------------------------------------------------ --------
3         SEC USE ONLY
--------- ------------------------------------------------------------------------------ --------
4         SOURCE OF FUNDS

          Not applicable
--------- ------------------------------------------------------------------------------ --------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS         [_]
          2(d) or 2(e)
--------- ------------------------------------------------------------------------------ --------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------------- ------ ------------------------------------------------- --------
                                7      SOLE VOTING POWER (See Item 5)


                                ------ ------------------------------------------------- --------
                                8      SHARED VOTING POWER (See Item 5)

NUMBER OF SHARES BENEFICIALLY          10,608,515 (Class A Common Stock)
   OWNED BY EACH REPORTING             13,818,049 (Class B Common Stock)
         PERSON WITH            ------ ------------------------------------------------- --------
                                9      SOLE DISPOSITIVE POWER (See Item 5)

                                       6,980,117 (Class A Common Stock)
                                       8,918,689 (Class B Common Stock)
                                ------ ------------------------------------------------- --------
                                10     SHARED DISPOSITIVE POWER (See Item 5)
--------- ------------------------------------------------------------------------------ --------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)

          10,608,515 (Class A Common Stock)
          13,818,049 (Class B Common Stock)
--------- ------------------------------------------------------------------------------ --------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              [_]
--------- ------------------------------------------------------------------------------ --------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          36.69% (Class A Common Stock)*
          21.62% (Class B Common Stock)*
--------- ------------------------------------------------------------------------------ --------
14        TYPE OF REPORTING PERSON

          IN
--------- ------------------------------------------------------------------------------ --------

--------------------

      * These percentages are calculated based on 28,911,025 shares of Class A Common Stock and 63,918,498 shares of Class B Common Stock outstanding as of February 15, 2008, as reported in the Company's Annual Report on Form 10-K/A, filed on April 25, 2008 for the fiscal year ended December 30, 2007.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------- ------------------------------------------------------------------------------ --------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PETER W. MAY
--------- ------------------------------------------------------------------------------ --------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (a) [_]
                                                                                         (b) [_]
--------- ------------------------------------------------------------------------------ --------
3         SEC USE ONLY
--------- ------------------------------------------------------------------------------ --------
4         SOURCE OF FUNDS

          Not applicable
--------- ------------------------------------------------------------------------------ --------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS         [_]
          2(d) or 2(e)
--------- ------------------------------------------------------------------------------ --------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------------- ------ ------------------------------------------------- --------
                                7      SOLE VOTING POWER (See Item 5)


                                ------ ------------------------------------------------- --------
                                8      SHARED VOTING POWER (See Item 5)

NUMBER OF SHARES BENEFICIALLY          10,712,565 (Class A Common Stock)
   OWNED BY EACH REPORTING             13,607,184 (Class B Common Stock)
         PERSON WITH            ------ ------------------------------------------------- --------
                                9      SOLE DISPOSITIVE POWER (See Item 5)

                                       3,604,648 (Class A Common Stock)
                                       4,612,945 (Class B Common Stock)
                                ------ ------------------------------------------------- --------

                                10     SHARED DISPOSITIVE POWER (See Item 5)
--------- ------------------------------------------------------------------------------ --------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)

          10,712,565 (Class A Common Stock)
          13,607,184 (Class B Common Stock)
--------- ------------------------------------------------------------------------------ --------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              [_]
--------- ------------------------------------------------------------------------------ --------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          37.05% (Class A Common Stock)*
          21.29% (Class B Common Stock)*
--------- ------------------------------------------------------------------------------ --------
14        TYPE OF REPORTING PERSON

          IN
--------- ------------------------------------------------------------------------------ --------

--------------------

      * These percentages are calculated based on 28,911,025 shares of Class A Common Stock and 63,918,498 shares of Class B Common Stock outstanding as of February 15, 2008, as reported in the Company's Annual Report on Form 10-K/A, filed on April 25, 2008 for the fiscal year ended December 30, 2007.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9


                        AMENDMENT NO. 24 TO SCHEDULE 13D

      This Amendment No. 24 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3,1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006 and as amended by Amendment No. 23 dated December 26, 2006 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), and the Class B Common Stock, Series 1, par value $.10 per share (the "Class B Common Stock"), in each case of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

      Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14, 15, 16, 17, 18, 19, 20, 21, 22 and 23, all references in the Statement to "Common Stock" shall be deemed to refer to the Class A Common Stock.


Items 4, 5, 6 and 7 of the Statement are hereby amended and supplemented as follows:


Item 4. Purpose of the Transaction.

Agreement and Plan of Merger
----------------------------

On April 23, 2008, Triarc, Wendy's International, Inc. ("Wendy's") and a wholly-owned subsidiary of Triarc ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Wendy's, with Wendy's as the surviving corporation (the "Merger") and as a result of the Merger, Wendy's will become a wholly-owned subsidiary of Triarc. Pursuant to the Merger Agreement, each outstanding share of common stock of Wendy's will be converted into 4.25 shares of fully paid and non-assessable shares of Class A Common Stock (the "Merger Consideration").

Also under the Merger Agreement, Triarc agreed that it will fix its board of directors at twelve members, 10 of which shall be current directors of Triarc and two of which shall be current

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9


Wendy's directors designated by Wendy's and reasonably acceptable to Triarc. The two Wendy's designees shall be nominated for election at the next meeting of Triarc's stockholders at which directors are to be elected.

Roland Smith, Triarc's Chief Executive Officer, will continue in the role of Chief Executive Officer for the combined company and also will become Chief Executive Officer of Wendy's following consummation of the Merger.

The description of the Merger Agreement herein is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 32 to this Statement and incorporated herein by reference.

Voting Agreement
----------------

On April 23, 2008, Nelson Peltz, Peter W. May (collectively, the "Stockholders") and the Company entered into a Voting Agreement (the "Voting Agreement"). The Voting Agreement shall terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the consummation of the Merger (the "Termination Date").

Pursuant to the Voting Agreement, the Stockholders have agreed that until the Termination Date, at any meeting of the shareholders of Triarc and at every adjournment or postponement thereof, the Stockholders will vote (or cause to be voted) any Stock for which they have the right to exercise or direct the vote (the "Subject Shares") (i) in favor of the proposals (A) to adopt certain amendments to the certificate of incorporation of the Company and (B) in favor of the issuance of the aggregate Merger Consideration, (ii) against the approval of any matter or proposal submitted to the shareholders of the Company for approval, if approval of such matter or proposal would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement and (iii) against (A) any merger, rights offering, reorganization, recapitalization or liquidation involving the Company or any of its subsidiaries (other than the Merger), (B) a sale or transfer of a material amount of assets or capital stock of the Company or any of its subsidiaries or (C) any action that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement.

Pursuant to the terms of the Voting Agreement, the Stockholders have agreed that until the Termination Date, the Stockholders shall be prohibited from, with certain exceptions, directly or indirectly (i) disposing of the Subject Shares,
(ii) granting proxies or powers of attorney or entering into a voting agreement or other arrangement with respect to the Subject Shares, (iii) taking any action that would result in a diminution of the voting power represented by any of such Shareholder's Subject Shares, or (iv) committing or agreeing to take any of the foregoing actions.

The description of the Voting Agreement herein is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached as Exhibit 33 to this Statement and incorporated herein by reference.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9


Item 5.  Interest in Securities of the Issuer


Part (a) through (c) of Item 5 is amended by deleting the eleventh through twenty-second paragraphs thereof and replacing them with the following:

            Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 6,980,117 shares of Class A Common Stock. Mr. May directly owns and has the sole power to dispose of and the shared power to vote 3,604,648 shares of Class A Common Stock.

            The Peltz L.P. is the beneficial owner of 23,550 shares of Class A Common Stock. The general partner of the Peltz L.P. is a limited liability company of which Claudia Peltz, Mr. Peltz's wife, is the sole member. In addition, Mr. Peltz's minor children are the beneficial owners of 200 shares of Class A Common Stock. Mr. Peltz may be deemed to beneficially own the shares of Class A Common Stock owned by the Peltz L.P. and his minor children. Mr. Peltz disclaims beneficial ownership of such shares.

            The May Family Foundation is the beneficial owner of 127,800 shares of Class A Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation. Mr. May may be deemed to beneficially own the shares of Class A Common Stock owned by the May Family Foundation. Mr. May disclaims beneficial ownership of such shares.

            Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 3,604,648 shares of the Class A Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 6,980,117 shares of the Class A Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by the Peltz L.P. and Mr. Peltz's minor children). Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. Peltz.

            As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 10,608,515 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by Mr. May, the Peltz L.P. and Mr. Peltz's minor children, but excluding shares beneficially owned by the May Family Foundation), representing approximately 36.69% of the outstanding shares of Class A Common Stock. In addition, Mr. May may be deemed to beneficially own an aggregate of 10,712,565 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by the May Family Foundation and Mr. Peltz, but excluding shares beneficially owned by

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9


      the Peltz L.P. and Mr. Peltz's minor children), representing approximately 37.05% of the outstanding shares of Class A Common Stock.

            Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 8,918,689 shares of Class B Common Stock. Mr. May directly owns and has the sole power to dispose of and the shared power to vote 4,612,945 shares of Class B Common Stock.

            The Peltz L.P. is the beneficial owner of 47,100 shares of Class B Common Stock. The general partner of the Peltz L.P. is a limited liability company of which Claudia Peltz, Mr. Peltz's wife, is the sole member. In addition, Mr. Peltz's minor children are the beneficial owners of 400 shares of Class B Common Stock. Mr. Peltz may be deemed to beneficially own the shares of Class B Common Stock owned by the Peltz L.P. and his minor children. Mr. Peltz disclaims beneficial ownership of such shares.

            The Peltz Family Foundation is the beneficial owner of 238,915 shares of Class B Common Stock. Mr. and Mrs. Peltz, one of their adult children and an unrelated person serve as the trustees of the Peltz Family Foundation. Mr. Peltz may be deemed to beneficially own the shares of Class B Common Stock owned by the Peltz Family Foundation. Mr. Peltz disclaims beneficial ownership of such shares.

            The May Family Foundation is the beneficial owner of 75,550 shares of Class B Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation. Mr. May may be deemed to beneficially own the shares of Class B Common Stock owned by the May Family Foundation. Mr. May disclaims beneficial ownership of such shares.

            Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 4,612,945 shares of the Class B Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 8,918,689 shares of the Class B Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation). Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Class B Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Class B Common Stock owned by Mr. Peltz.

            As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 13,818,049 shares of Class B Common Stock (including shares of Class B Common Stock beneficially owned by Mr. May, the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation, but excluding shares beneficially owned by the May Family

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9


            Foundation), representing approximately 21.62% of the outstanding shares of Class B Common Stock. In addition, Mr. May may be deemed to beneficially own an aggregate of 13,607,184 shares of Class B Common Stock (including shares of Class B Common Stock beneficially owned by the May Family Foundation and Mr. Peltz, but excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation), representing approximately 21.29% of the outstanding shares of Class B Common Stock.

            Accordingly, as a result of the Voting Agreement, Mr. Peltz may be deemed to beneficially own approximately 34.00% of the combined voting power in the Company, and Mr. May may be deemed to beneficially own approximately 34.23% of the combined voting power in the Company.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 4 for a description of the Merger Agreement and Voting Agreement. A copy of the Merger Agreement and Voting Agreement is filed herewith as an exhibit and incorporated herein by reference, and the description of the Merger Agreement and Voting Agreement herein is qualified in its entirety by reference to the Merger Agreement and Voting Agreement filed herewith.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2008


                                            /s/ Nelson Peltz
                                            -----------------------------
                                            Nelson Peltz



                                            /s/ Peter W. May
                                            -----------------------------
                                            Peter W. May

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9



                                  EXHIBIT INDEX

   EXHIBIT                            DESCRIPTION                                 PAGE NO.
----------------------------------------------------------------------------------------------

      1        Stock Purchase Agreement dated as of October 1, 1992 by     Filed with Original
               and between the Purchaser, Posner, Posner Trust and         Statement
               Security Management.

      2        Exchange Agreement dated as of October 12, 1992 between     Filed with Original
               the Company and Security Management.                        Statement

      3        Agreement dated as of October 1, 1992 between the Company   Filed with Original
               and the Purchaser.                                          Statement

      4        Agreement of Limited Partnership of the Purchaser dated     Filed with Original
               as of September 25, 1992.                                   Statement

      5        Joint Filing Agreement of the Purchaser, Peltz and May.     Filed with Amendment
                                                                           No. 14

      6        Memorandum of Understanding, dated January 21, 1993, by     Filed with Amendment
               and between the Purchaser and William A. Ehrman,            No. 2
               individually and derivatively on behalf of SEPSCO.

      7        Letter dated January 25, 1993 from Steven Posner to the     Filed with Amendment
               Purchaser Filed with Amendment (including proposed terms    No. 2
               and conditions of Consulting Agreement to be No. 2
               entered into between the Company and Steven Posner).

      8        Undertaking and Agreement, dated February 9, 1993,          Filed with Amendment
               executed by the Purchaser.                                  No. 3

      9        Amendment No. 3 dated as of April 14, 1993 to Agreement     Filed with Amendment
               of Limited Partnership of the Purchaser.                    No. 4

     10        Citibank Loan Documents (Exhibits and Schedule omitted).    Filed with Amendment
                                                                           No. 4

     11        Republic Loan Documents (Exhibits and Schedules omitted).   Filed with Amendment
                                                                           No. 4

     12        Pledge and Security Agreement, dated as of April 5, 1993,   Filed with Amendment
               between the Purchaser and Citibank.                         No. 5

     13        Custodial Loan Documents.                                   Filed with Amendment
                                                                           No. 5

     14        Agreement, dated May 2, 1994 among Nelson Peltz, Peter W.   Filed with Amendment
               May and Leon Kalvaria.                                      No. 6

     15        Amended and Restated Pledge and Security Agreement, dated   Filed with Amendment
               as of July 25, 1994 between the Purchaser and Citibank.     No. 6

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

   EXHIBIT                            DESCRIPTION                                 PAGE NO.
----------------------------------------------------------------------------------------------
     16        Amendment No. 1 dated as of November 15, 1992 to            Filed with Amendment
               Agreement of Limited Partnership of the Purchaser.          No. 7

     17        Amendment No. 2 dated as of March 1, 1993 to Agreement of   Filed with Amendment
               Limited Partnership of the Purchaser.                       No. 7

     18        Amendment No. 4 dated a January 1, 1995 to Agreement of     Filed with Amendment
               Limited Partnership of the Purchaser.                       No. 7

     19        Amendment No. 5 dated as of January 1, 1996 to Agreement    Filed with Amendment
               of Limited Partnership of the Purchaser.                    No. 7

     20        BOA Loan documents, as amended (Exhibits and Schedules      Filed with Amendment
               omitted).                                                   No. 22

               Letter, dated October 12, 1998, from Messrs. Nelson Peltz   Filed with Amendment
     21        and Peter W. May to the Company.                            No. 8

     22        Press release, issued by the Company, dated October 12,     Filed with Amendment
               1998.                                                       No. 8

               Letter, dated October 12, 1998, from the Company to         Filed with Amendment
     23        Messrs. Nelson Peltz and Peter W. May.                      No. 8

     24        Press release issued by the Company, dated March 10,        Filed with Amendment
               1999.                                                       No. 9

     25        Amended and Restated Agreement of Limited Partnership of
               the Purchaser, amended and restated as of November 11,      Filed with Amendment
               2002.                                                       No. 11

     26        Pledge Agreement dated April 2, 2001, made by Peltz         Filed with Amendment
               Family Limited Partnership, in favor of Bank of America,    No. 13
               N.A.

     27        Pledge and Security Agreement dated April 2, 2003, made     Filed with Amendment
               by Peter W. May, in favor of Bank of America, N.A.          No. 13
               (Schedule II omitted).

     28        Voting Agreement, dated June 26, 2004, by and among         Filed with Amendment
               Messrs. Nelson Peltz, Peter W. May and Gregory H. Sachs.    No. 18

     29        Voting Agreement dated July 23, 2004, between Messrs.       Filed with Amendment
               Nelson Peltz and Peter W. May.                              No. 19

     30        Pledge and Security Agreement dated July 23, 2004, made     Filed with Amendment
               by Nelson Peltz, in favor of Bank of America, N.A., as      No. 22
               amended (Schedule I omitted).

     31        Amendment No. 1 to Pledge and Security Agreement dated      Filed with Amendment
               July 23, 2004, made by Peter W. May, in favor of Bank of    No. 19
               America, N.A.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

   EXHIBIT                            DESCRIPTION                                 PAGE NO.
----------------------------------------------------------------------------------------------
     32        Agreement and Plan of Merger, dated April 23, 2008, by      Incorporated by
               and among Triarc, Wendy's and Green Merger Sub.             reference to Exhibit
                                                                           2.1 to the Company's
                                                                           current report on
                                                                           Form 8-K filed with
                                                                           the Securities and
                                                                           Exchange Commission
                                                                           on April 29, 2008.

     33        Voting Agreement, dated as of April 23, 2008, by and        Incorporated by
               among the Stockholders and Wendy's.                         reference to Exhibit
                                                                           99.1 to the Company's
                                                                           current report on
                                                                           Form 8-K filed with
                                                                           the Securities and
                                                                           Exchange Commission
                                                                           on April 29, 2008.